Date    27 November, 2000
Number  110/00

BHP APPROVES ESCONDIDA PHASE FOUR EXPANSION

BHP Limited (BHP) and its joint venture partners in the Escondida copper mine in northern Chile today announced approval of the US$1.045 billion (A$1720m), Escondida Phase IV expansion project.

A stable water supply for the project has been secured and development will commence immediately with detailed engineering now 97 per cent complete. The expansion will be complete within two years, BHP's share of the project capital expenditure is US$600 million (A$989m).

The development represents a major brownfield expansion of a world class BHP asset and supports the Company's strategy to add material and high value growth to its Minerals portfolio. The development delivers significant incremental value and earnings to BHP from a project with a low technical risk.

The Phase IV expansion will increase ore processing facilities by 85 per cent, resulting in an average increase in copper production of 400,000 tonnes per annum and boosting average total production to 1.2 million tonnes per annum over the first five years of full production

President BHP Copper Ken Pickering said the project represented an integral component of the copper strategy within BHP and formed part of a broader mine optimisation program at Escondida.

Mr Pickering said: "Phase IV represents a high quality, low risk investment providing important incremental value for Escondida. The development will leverage synergies from the use of existing infrastructure and represents a highly efficient deployment of capital."

BHP is the operator and has a 57.5 per cent interest in the mine. Other joint venture participants are Rio Tinto (30 per cent) Japan Escondida Corporation (owned beneficially by Mitsubishi Corporation, Mitsubishi Materials Corporation and Nippon Mining and Metals Company Limited, 10 per
cent) and the International Finance Corporation (2.5 per cent).

Further information can be found on our internet site: http://www.bhp.com

MEDIA RELATIONS
Mandy Frostick, Manager Media Relations
Ph: 61 3 9609 4157 Mob: 61  419 546 245

INVESTOR RELATIONS
Robert Porter, Vice President Investor Relations
Ph: 61 3 9609 3540 Mob: 61  419 587 456

Candy Ramsey
Ph: (713) 961-8640


Escondida Phase IV Expansion Briefing paper attached (Acrobat .pdf file)